Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1/A (File number:  333-236338) of our audit report dated May 20, 2020, with respect to the consolidated balance sheets of Therapeutic Solutions International, Inc. as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for each of the two years then ended, appearing in the Annual Report on Form 10-K for the year ended December 31, 2019. Our report dated May 20, 2020, relating to aforementioned financial statements, includes an emphasis paragraph relating to substantial doubt of the Company's ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

/s/ Fruci & Associates

Fruci & Associates II, PLLC

October 21, 2020